# SEC Schedule 13G/A (Amendment No. 29) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lamar Advertising Company, CIK 0001090425
CUSIP: 512816109
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 5321 CORPORATE BOULEVARD, BATON ROUGE, Louisiana (LA), 70808
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001041017

## Reporting persons
- Reilly Family, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 0; aggregate amount beneficially owned 9,000,000 (8.9% of the class)
- Kevin P. Reilly, Jr.: citizenship or place of organization: United States (X1); sole voting power 9,483,007; shared voting power 2,362,250; sole dispositive power 2,845,257; shared dispositive power 0; aggregate amount beneficially owned 11,845,257 (11.7% of the class)

## Item 1. Issuer
Name of issuer: Lamar Advertising Company
Address of issuer's principal executive offices: 5321 Corporate Boulevard, Baton Rouge, Louisiana 70808

## Item 2. Person Filing
Name of person filing:
Reilly Family, LLC
Kevin P. Reilly, Jr.
Address of principal business office or, if none, residence:
For each Reporting Person:
c/o Lamar Advertising Company
5321 Corporate Boulevard
Baton Rouge, LA 70808
Citizenship: The RFLLC is a Delaware limited liability company. The other Reporting Person is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned:
See Box 9 on cover pages.

For Reilly Family, LLC ("RFLLC"), consists of 9,000,000 shares of Class B Common Stock, $0.001 par value per share (the "Class B Common Stock"), which are convertible into shares of Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), on a one-for-one basis.

For Mr. Reilly, includes: (i) 423,607 shares of Class A Common Stock, (ii) 11,362,250 shares of Class B Common Stock, 9,000,000 shares of which are held by the RFLLC, of which Mr. Reilly is the Executive Manager, 1,796,039 shares of which are held by Grand Pass, L.L.C ("Grand Pass") of which Mr. Reilly is the Manager and 566,211 shares of which are held by Ninemile, L.L.C. ("Ninemile"), of which Mr. Reilly is the Manager and (iii) 59,400 Common Units of Lamar Advertising Limited Partnership (the "OP"), which Common Units of the OP are redeemable by the holder for cash or shares of Lamar Advertising Company Class A Common Stock after a holding period, at the general partner's option. The Executive Manager of the RFLLC exercises sole voting power over the shares held by the RFLLC, but disposition of the shares requires the approval of 75% of the Managers of the RFLLC. The Manager of Grand Pass has shared voting and sole dispositive power over the shares held by Grand Pass. The Manager of Ninemile exercises shared voting and sole dispositive power over the shares held by Ninemile.
Percent of class:
See Box 11 on cover pages. Based on 86,910,542 shares outstanding of Class A Common Stock as of December 31, 2025.

For RFLLC, assumes the conversion of all Class B Common Stock into Class A Common Stock. If the 9,000,000 shares of Class B Common Stock owned by the RFLLC listed above were converted to Class A Common Stock and all other shares of Class B Common Stock remained outstanding, the RFLLC would own 9.4% of the Class A Common Stock.

For Mr. Reilly, assumes the conversion of all Class B Common Stock into Class A Common Stock. If the 11,362,250 shares of Class B Common Stock, 9,000,000 shares of which are held by the RFLLC, 1,796,039 shares of which are held by Grand Pass and 566,211 shares of which are held by Ninemile, were converted to Class A Common Stock and all other shares of Class B Common Stock remained outstanding, Mr. Reilly would own 12.1% of the Class A Common Stock.
Sole power to vote or to direct the vote: See Box 5 on cover pages.
Shared power to vote or to direct the vote: See Box 6 on cover pages.
Sole power to dispose or to direct the disposition: See Box 7 on cover pages. For Mr. Reilly, includes: (i) 423,607 shares of Class A Common Stock, (ii) 2,362,250 shares of Class B Common Stock, 1,796,039 shares of which are held by Grand Pass and 566,211 shares of which are held by Ninemile and (iii) 59,400 Common Units of the OP.
Shared power to dispose or to direct the disposition: See Box 8 on cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1

Agreement as to Joint Filing of Amendment to Schedule 13G.

## Signatures
- Reilly Family, LLC: /s/Kevin P. Reilly, Jr., Kevin P. Reilly, Jr., Executive Manager, Reilly Family, LLC (02/13/2026)
- Kevin P. Reilly, Jr.: /s/Kevin P. Reilly, Jr., Kevin P. Reilly, Jr. (02/13/2026)